UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

National Energy Services Reunited Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G6375R107 (CUSIP Number)

Olayan Saudi Holding Company
P.O. Box 8772, Olayan Center, Ahsaa Street, Riyadh, Saudi Arabia 11492

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

June 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6375R107	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Olayan Financing Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,054,073 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,054,073 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,054,073 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.39%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

1 Percentage based on a total of 90,009,585 of the Issuer’s ordinary shares, which includes 4,446,816 of the Issuer’s ordinary shares, the beneficial ownership of which was acquired pursuant to the Loan Agreement and the Relationship Agreement (as defined below) and 85,562,769 of the Issuer’s ordinary shares issued and outstanding as of June 6, 2018, as reported in the Issuer’s 8-K filed with the SEC on June 12, 2018.

CUSIP No. G6375R107	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Olayan Saudi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,054,073 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,054,073 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,054,073 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.39%[2]
14		TYPE OF REPORTING PERSON (See Instructions) OO

2 Percentage based on a total of 90,009,585 of the Issuer’s ordinary shares, which includes 4,446,816 of the Issuer’s ordinary shares, the beneficial ownership of which was acquired pursuant to the Loan Agreement and the Relationship Agreement and 85,562,769 of the Issuer’s ordinary shares issued and outstanding as of June 6, 2018, as reported in the Issuer’s 8-K filed with the SEC on June 12, 2018.

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) amends and restates the initial Schedule 13D filed on May 29, 2018 and relates to (i) the ordinary shares of no par value per share (the “Ordinary Shares”) of National Energy Services Reunited Corp. (the “Issuer”), a blank check company formed in the British Virgin Islands with principal offices located at 777 Post Oak Blvd., Suite 800, Houston, Texas 77056 and (ii) the warrants of the Issuer entitling the holder thereof to purchase one-half of one ordinary share at a price of $5.75 per half share (the “Warrants”).

Pursuant to a Relationship Agreement, dated June 5, 2018 (the “Relationship Agreement”), among Hana Investments, as nominee of Olayan Saudi Holding Company (“OSHCO”), a majority owned subsidiary of Olayan Financing Company (“OFC”), the Issuer and NESR Holdings Limited (“NESR Holdings”), OSHCO became the beneficial owner of 213,447 Ordinary Shares of the Issuer.

Pursuant to a Loan Agreement, dated June 5, 2018, between Hana Investments, as nominee of OSHCO, and the Issuer (the “Loan Agreement”), OSHCO became the beneficial owner of 4,500,178 Ordinary Shares of the Issuer.

Pursuant to an Addendum (the “Addendum”), dated June 8, 2018, to the Nominee Agreement, dated May 9, 2018, between Hana Investments and OSHCO, Hana Investments agreed to act as OSHCO’s nominee with respect to the Relationship Agreement and the Loan Agreement, including any beneficial ownership of the Issuer’s Ordinary Shares thereunder.

As a result of the transaction described above, OSHCO and OFC became the beneficial owner of an additional 4,713,625 Ordinary Shares of the Issuer.

Item 2.	Identity and Background.

(a)          This Statement is being filed by:

(i)          OFC, a Saudi Arabian Company;

(ii)          OSHCO, a Saudi Arabian Company;

Each of the foregoing referred to in (i) and (ii) is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

(b)          The address of the principal office of OFC is P.O. Box 8772, Riyadh, 11492, Saudi Arabia.

The address of the principal office of OSHCO is P.O. Box 8772, Riyadh, 11492, Saudi Arabia.

(c)          The principal business of OFC is investment for its own account.

The principal business of OSHCO is investment for its own account.

(d)          During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          With respect to the citizenship of each reporting Person, see Item 6 of the cover pages hereto.

Item 4.	Purpose of Transaction.

This Statement relates to the beneficial ownership of 4,713,625 Ordinary Shares of the Issuer by the Reporting Persons. The Ordinary Shares, the beneficial ownership of which was acquired by the Reporting Persons, have been acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Ordinary Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Ordinary Shares, Warrants or otherwise, they may acquire Ordinary Shares, Warrants or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Ordinary Shares or Warrants currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action that may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference.

(a)          Percentage based on a total of 90,009,585 of the Issuer’s Ordinary Shares, which includes 4,446,816 of the Issuer’s Ordinary Shares, the beneficial ownership of which was acquired pursuant to the Loan Agreement and the Relationship Agreement and 85,562,769 of the Issuer’s Ordinary Shares issued and outstanding as of June 6, 2018, as reported in the Issuer’s 8-K filed with the SEC on June 12, 2018.

As of the date of this Statement, OFC and OSHCO beneficially own in the aggregate 21,054,073 Ordinary Shares, constituting approximately 23.39% of the then outstanding Ordinary Shares. OFC and OSHCO also beneficially own 3,000,000 Warrants that may be exercisable in the future for an aggregate total of 1,500,000 additional Ordinary Shares. As of the date of this Statement, OFC and OSHCO may be deemed to have direct beneficial ownership of the Ordinary Shares as follows:

(i)          OFC beneficially owns 21,054,073 Ordinary Shares, constituting approximately 23.39% of the then outstanding Ordinary Shares, and 3,000,000 Warrants that may be exercisable in the future for an aggregate total of 1,500,000 additional Ordinary Shares.

(ii)          OSHCO beneficially owns 21,054,073 Ordinary Shares, constituting approximately 23.39% of the then outstanding Ordinary Shares, and 3,000,000 Warrants that may be exercisable in the future for an aggregate total of 1,500,000 additional Ordinary Shares.

(b)          The Reporting Persons have the sole power to vote or direct the vote of the Ordinary Shares and Warrants that are the subject of this Statement. The Reporting Persons may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of such Ordinary Shares and Warrants that are the subject of this Statement.

(c)          Not applicable

(d)          To the knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares or Warrants that are the subject of this Statement.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Relationship Agreement

On June 5, 2018, Hana Investments, as nominee of OSHCO, the Issuer and NESR Holdings entered into a Relationship Agreement, substantially in the form attached as Exhibit A to this Statement, pursuant to which the Issuer will reimburse expenses of OSHCO in the amount equal to $2,400,000, either by wire transfer of immediately available funds or 213,447 Ordinary Shares valued at $11.244 per share, in the sole discretion of OSHCO.

The description of the Relationship Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Relationship Agreement, which is filed as part of this Statement and incorporated by reference herein.

Loan Agreement

On June 5, 2018, Hana Investments, as nominee of OSHCO, and the Issuer entered into a Loan Agreement, substantially in the form attached as Exhibit B to this Statement, whereby OSHCO, through Hana Investments as its nominee, loaned the Issuer an amount of $50,000,000.00, and the Issuer agreed to repay OSHCO the principal amount of the Loan together with all unpaid interest thereon and all other amounts payable thereunder on or before December 17, 2018. Pursuant to the Loan Agreement, OSHCO, through Hana Investments as its nominee, has the right at its option, at any time prior to the payment in full of the principal amount outstanding thereunder and the interest thereon, to exchange the Issuer’s payment obligation as to the then-outstanding principal balance for the number of shares of common stock of the Issuer that, at $11.244 per share, constituting a value equivalent to the principal amount outstanding thereunder plus all interest accrued thereon, as of the date of such exchange. Also pursuant to the Loan Agreement, the Issuer is required to tender to OSCHO, through Hana Investments as its nominee, on or before June 12, 2018, 53,361 of the Issuer’s Ordinary Shares at $11.244 per share with a total value of $600,000.00 as a transaction fee.

The description of the Loan Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Loan Agreement, which is filed as part of this Statement and incorporated by reference herein.

Addendum to the Nominee Agreement

On June 8, 2018, Hana Investments entered into the Addendum with OSHCO, substantially in the form attached as Exhibit C to the statement, which appoints Hana Investments to act as a nominee of OSHCO in respect of the Relationship Agreement and the Loan Agreement, including any beneficial ownership of the Issuer’s Ordinary Shares thereunder.

The description of the Addendum does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Addendum, which is filed as part of this Statement and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A: Relationship Agreement, dated as of June 5, 2018, among Hana Investments, the Issuer and NESR Holdings.

Exhibit B: Loan Agreement, dated June 5, 2018, between Hana Investments and the Issuer.

Exhibit C: Addendum, dated June 8, 2018, between Hana Investments and OSHCO.

Exhibit D: Joint Filing Agreement, dated as of May 29, 2018, by OFC and OSHCO (incorporated by reference in this Amendment No. 1, as previously filed as Exhibit F with the initial Schedule 13D filed on May 29, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 2018

OLAYAN FINANCING COMPANY

By:	/s/ Fadi Otaqui
	Name:	Fadi Otaqui
	Title:	General Counsel

OLAYAN SAUDI HOLDING COMPANY

By:	/s/ Ibrahim M Dokhi
	Name:	Ibrahim M Dokhi
	Title:	Deputy General Counsel

[Signature Page to the Schedule 13D/A]